

February 8, 2016

Mail Stop 4631

<u>Via E-mail</u>
Gustavo Henrique Santos de Sousa
Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

       Re: National Steel Company
       Form 20-F for Fiscal Year Ended December 31, 2014
       Filed April 30, 2014
       Response Letter Dated January 14, 2016
       File No. 1-14732

Dear Mr. Sousa:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Statements

Note 2- Summary of Significant Accounting Policies, page FS-8

2.n) Concessions, page FS-16

1.   We have read your response to prior comment 1 in our letter to you dated December 15, 2015.

With reference to the guidance set forth in IFRIC 12, including paragraphs AG1-AG8, please provide us with the following additional information about each of your material concessions. This information should also address the material concessions held within your equity method investments, TLSA and MRS.

- Provide us with a general description of the terms and conditions of the concessions and the types of transactions entered into with your customers;

- Tell us the public service nature of the obligations you have undertaken via these concession agreements;

- Tell us to what extent you operate the assets under the concessions for your own use;

- You state that the grantor of the concessions "effectively" neither regulates or controls to whom you provide services nor regulates or controls the prices charged to customers. With reference to the specific terms of your concession agreements, please tell us the basis for this statement. Explain the use of the term "effectively". In doing so,

  - clarify to what extent, if any, you do not control or regulate to whom services are provided and do not control prices charged to customers under each concession, and

  - tell us of any material circumstances in which a price you chose to charge a customer was changed by the concession grantor or if a price you requested approval from the grantor to charge a customer was denied; and

- You indicate that the concession and lease agreement for TECAR "technically" provides a maximum price that may be charged to customers. Please explain why there is a maximum price for a maximum of four days of stay for imports and six days for exports if, for practical matters, most of your operations exceed these day limits. Also, explain the nature of the "other services" which require price approval by CDRJ. Explain why the agreement requires price approval and your process for obtaining such approval.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction